

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
Mr. Seung-Jung Baek
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
512 Yeongdongdaero, Gangnam-Gu
Seoul 135-791, Korea

> **Re:** **Korea Electric Power Corporation**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-13372**

Dear Mr. Baek:

We have reviewed your response dated July 18, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

1. We have reviewed your response to comment one in our letter dated July 3, 2014. We note that, currently, only your Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and your One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 remain subject to the Korea Development Bank ("KDB") guarantee. We further note that the KDB guarantee for these two debt securities will expire on April 1, 2016. In future filings please disclose the following:

   - Please disclose that your Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and your One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 are guaranteed.

   - Please disclose that the guarantee is from KDB and discuss the nature of your relationship with KDB.

- Please disclose that the KDB guarantee is a registered security.

- Please disclose that KDB is a Schedule B issuer that periodically files registration statements with the Securities and Exchange Commission. Also indicate that the registration statements include audited financial statements presented in accordance with Korean International Financial Reporting Standards.

- Please disclose that the KDB guarantee expires on April 1, 2016 for both debt securities. Please clarify that the guarantee expires for the Twenty Year 7.40% Amortizing Debenture due to debt maturity while the guarantee expires for the One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 due to expiration of the put option period.

Please confirm to us that you will disclose these items in future filings. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 20-F.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief